UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

COMMISSION FILE NUMBER 001-38455

MorphoSys AG

Semmelweisstrasse 7
82152 Planegg
Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On August 9, 2023, MorphoSys AG (the “Company”) published the Half-Year Report January – June 2023 attached hereto as Exhibit 99.1.

Exhibit 99.1 to this report on Form 6-K is incorporated by reference, other than the information under the Sections “Proprietary Clinical Development” on pages 5-12 and “Financial Guidance” on page 19, in the registration statement on Form S-8 (File No. 333-265727) of MorphoSys AG and in the outstanding prospectus contained in such registration statement.

Exhibits

99.1    Half-Year Report January – June 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

    MORPHOSYS AG (Registrant)

Date: August 10, 2023    By:    /s/ i.A. Isabelle Degbegni
        Name: Isabelle Degbegni
        Title:    Director Investor Relations

    By:    /s/ i.A. Robert Mayer
        Name: Dr. Robert Mayer
        Title:    Director Investor Relations